UBS AG
Postfach
CH-8098 Zurich
Tel +41-44-234 11 11

www.ubs.com

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

Via fax to 703.813.6967

September 10, 2010

Re:	UBS AG Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010

Dear Ms. McHale:

We have received your letter dated September 9, 2010, outlining comments from your office with respect to certain accounting and other issues raised by the captioned filings of UBS AG.

We are working diligently on preparing written responses to the several issues raised, including supplemental materials to be provided to the Commission. We expect that this process will take more than the ten business days within which you have requested a response, because of the need to discuss the issues, and the commitments as to future disclosure that the SEC is requesting us to make, internally among numerous senior members of management, as well as our Disclosure Committee.

We expect to be in a position to supply our full response to your comments by ten business days beyond your requested time frame, which will be October 7, 2010.

Please contact us if you have any concerns about this.

Very truly yours,

/s/ John Cryan

/s/ Todd Tuckner

John Cryan

Todd Tuckner

Group Chief Financial Officer
Head of Group Tax & Accounting Policy